

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

Mr. Jay Weisberg
Chief Financial Officer
Progressive Care, Inc.
1111 Park Center Boulevard
Suite 202
Miami Gardens, FL 33169

      Re: Progressive Care, Inc.
              Item 4.02 Form 8-K
              Filed June 4, 2012
              File No. 000-52684

Dear Mr. Weisberg:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jim B. Rosenberg

              Jim B. Rosenberg
              Senior Assistant Chief Accountant